January 16, 2025

Robert Hayes
Chief Executive Officer and Director
Sharps Technology, Inc.
105 Maxess Road
Suite 124
Melville, NY 11747

       Re: Sharps Technology, Inc.
           Registration Statement on Form S-1
           Filed January 10, 2025
           File No. 333-284237
Dear Robert Hayes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Arthur Marcus